EXHIBIT 99.1

Generali Expands Deployment of Intermap's AI-Enabled Risk Platform in Central and Eastern Europe

The collaboration has been extended to Poland, Hungary and Slovenia

DENVER, June 01, 2026 (GLOBE NEWSWIRE) -- Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced the expansion of its collaboration with Generali Group to enhance underwriting, risk management and portfolio modeling across Central and Eastern Europe. Under the extended agreement, Poland, Hungary and Slovenia will be added to Generali’s deployment of Intermap’s Aquarius Risk Management & Analytics (RMA) solution.

The expanded coverage enables broader quantification of natural hazard and climate-related risks across these key markets, supporting the full insurance lifecycle from underwriting and accumulation management through reinsurance and claims response. By combining Intermap’s automated risk analysis with authoritative geospatial data products, the solution helps solve complex large-scale problems that were previously impractical to address with accuracy and consistency. The platform integrates software, data and automation to help insurers transform massive volumes of location-based risk information into actionable intelligence.

Central Europe remains one of Europe’s most climate-exposed regions. In September 2024, Storm Boris caused catastrophic flooding across multiple countries, resulting in approximately $4.3 billion in total losses, of which $2.1 billion were insured, highlighting a protection gap exceeding $2.2 billion, according to Munich Re’s NatCatSERVICE in January 2025 — underscoring the growing need for high-resolution risk intelligence across the region.

Generali, one of the world’s largest integrated insurance and asset management groups, combines strong regional presence with advanced technical expertise. By leveraging Intermap’s high-resolution 3D terrain data and peril analytics, Generali enhances underwriting precision, improves accumulation control and strengthens claims responsiveness across Corporate, SME and Retail segments.

“By expanding our collaboration with Intermap to the highly exposed markets of Poland, Hungary and Slovenia, we strengthen our ability to assess natural catastrophe risks with greater precision,” said Samuele Borghi, Chief Insurance Officer Non-Life at Generali CEE Holding and Head of CEE Global Corporate and Commercial at Generali. “Equipping our teams with advanced geospatial intelligence for risk evaluation and regional accumulation control further enhances our underwriting and risk management capabilities.”

“This collaboration expansion reinforces Intermap’s growing role within the European insurance market,” said Patrick A. Blott, Chairman and CEO of Intermap. “As climate volatility increases, insurers require consistent, high-resolution risk intelligence that scales across markets. Aquarius RMA provides Generali with a unified analytics platform to support underwriting discipline, portfolio resilience and capital allocation decisions across Central Europe. We are proud to deepen our partnership with one of the world’s leading insurance groups. Recurring services revenue currently accounts for approximately 80% of Intermap's revenue.”

Learn more about Intermap’s European solutions here.

Intermap Reader Advisory
Certain information provided in this news release constitutes forward-looking statements, including statements relating to revenue growth, EBITDA margin expansion, future contracting and expected benefits of the Generali collaboration. The words “anticipate,” “expect,” “project,” “estimate,” “forecast,” “intend,” “will” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes these statements are based on current, reasonable assumptions, they are subject to known and unknown risks and uncertainties, including risks relating to available capital, revenue fluctuations, government contracting, economic conditions, customer retention, technology competition, cybersecurity, strategic partnerships and international operations, as well as those described in Intermap’s Annual Information Form and other securities filings. Actual results may differ materially from those expressed or implied. The forward-looking statements contained herein are made as of the date of this release and Intermap undertakes no obligation to update them except as required by applicable securities laws.

About Intermap Technologies
Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

THE GENERALI GROUP
Generali is one of the largest integrated insurance and asset management groups worldwide, with a total premium income of € 98.1 billion and € 900 billion AUM in 2025. Established in 1831, with over 88,000 employees and 163,000 advisors serving 75 million customers, the Group has a leading position in Europe and a growing presence in Asia and America. At the heart of Generali’s strategy is its Lifetime Partner commitment to customers, achieved through innovative and personalised solutions, best-in-class customer experience and its digitalised global distribution capabilities. The Group has fully embedded sustainability into all strategic choices, with the aim to create value for all stakeholders while building a fairer and more resilient society.

For more information, please visit www.intermap.com or contact:
Jennifer Bakken
Executive Vice President and CFO
CFO@intermap.com
+1 (303) 708-0955

Sean Peasgood
Investor Relations
Sean@SophicCapital.com
+1 (647) 260-9266